                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K



(Mark One)

[ X ]             ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1995


                                      OR


[   ]             TRANSITION  REPORT  PURSUANT  TO SECTION  15(D) OF THE
                  SECURITIES  EXCHANGE  ACT OF 1934 [NO FEE REQUIRED]
                  For the transition period from ____________ to ____________


                         Commission file number 1-6805



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  BFI Employee Stock Ownership and Savings Plan
                  (the "Plan")



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Browning-Ferris Industries, Inc.,
                  a Delaware corporation
                  757 N. Eldridge
                  Houston, Texas  77079

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Administration Committee of the
BFI Employee Stock Ownership and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP

Houston, Texas
June 20, 1996

          BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


- -----------------------------------------------------------------
                                             December 31,
                                   ------------------------------
                                        1995             1994
                                   -------------     ------------

ASSETS:
  Investments, at fair value -
    Common stock of Browning-Ferris
      Industries, Inc.              $100,499,553     $ 87,635,287
    Equity investment funds          111,841,460       75,180,548
    Other investments                  2,159,729          272,123
                                    ------------     ------------
                                     214,500,742      163,087,958

  Investments, at contract value -
    Guaranteed investment contracts   46,497,123       46,666,648
    Other investment contracts         5,107,006               --
                                    ------------     ------------
                                     266,104,871      209,754,606
                                    ------------     ------------
  Receivables -
    Employer contribution                983,793        1,236,362
    Employee contributions             2,867,186        3,515,250
    Dividends receivable                 580,392          526,355
                                    ------------     ------------
                                       4,431,371        5,277,967
                                    ------------     ------------
                                     270,536,242      215,032,573
                                    ------------     ------------

LIABILITIES:
  Accrued expenses                        68,828          103,247
                                    ------------     ------------


NET ASSETS AVAILABLE FOR BENEFITS   $270,467,414     $214,929,326
                                    ============     ============










The accompanying notes are an integral part of these financial statements.

           BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

- ------------------------------------------------------------------
                                             December 31,
                                   ------------------------------
                                       1995              1994
                                   ------------      ------------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation in fair
        value of investments       $ 21,554,215      $  2,145,663
      Interest income                 3,316,942         2,874,198
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.              2,257,672         2,016,375
      Dividends and gain
        distributions on equity
        investment funds              5,001,087         3,674,606
                                   ------------      ------------
                                     32,129,916        10,710,842
                                   ------------      ------------

    Contributions -
      Employer                       10,886,898         9,728,505
      Employee                       33,826,941        28,779,643
                                   ------------      ------------
                                     44,713,839        38,508,148
                                   ------------      ------------
        Total additions              76,843,755        49,218,990
                                   ------------      ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants    21,064,025        17,389,177
    Administrative expenses             241,642           297,765
                                   ------------      ------------
      Total deductions               21,305,667        17,686,942
                                   ------------      ------------

      Net increase                   55,538,088        31,532,048

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                 214,929,326       183,397,278
                                   ------------      ------------
  End of year                      $270,467,414      $214,929,326
                                   ============      ============






The accompanying notes are an integral part of these financial statements.

                 BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

(1)  Description of the Plan -
- ----------------------------

     Organization and administration -

     Browning-Ferris Industries, Inc. ("the Company") established the BFI Employee Stock Ownership and Savings Plan ("the Plan") effective January 1, 1980. The Plan is a defined contribution plan covering all United States and certain expatriate personnel of the Company with one or more years of service, except certain employees subject to collective bargaining agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Management of the Plan is provided by the Benefits Administration Committee ("the Plan Administrator"), which is currently composed of six members, all of whom are management employees of the Company. Members of the Plan Administrator do not receive any compensation from the Plan. Fees charged by the trustee and certain other expenses are reflected in the accompanying financial statements. Certain other costs associated with internal administration are paid by the Company and are not charged to the Plan. Fidelity Management Trust Company ("Fidelity") is the sole trustee of the Plan's assets under a trust agreement dated April 12, 1993.

    Amendments -

   Effective December 30, 1994, the Plan was amended and restated in its entirety to incorporate amendments dated June 12, 1985 through September 7, 1993, dealing with, among other matters, compliance with the Tax Reform Act of 1986, subsequent legislation and various regulations and rulings issued by government agencies thereon. There were no other significant amendments to the Plan during the period January 1, 1994 through December 31, 1995.


     Investment programs -

The following details the investment options available to each Plan participant:

     Fund 1     Guaranteed Investment Contract Fund
     Fund 2     Fidelity Balanced Fund
     Fund 3     Fidelity Growth and Income Portfolio
     Fund 4     Fidelity Growth Company Fund
     Fund 5     BFI Common Stock

     Participants may currently invest their contributions in any or all of the five funds in increments of five percent; however, no more than twenty-five percent of a participant's contributions can be invested in Fund 5. A participant may contribute up to five percent of his total earnings as a "Basic Contribution" and up to an additional ten percent as a "Supplemental Contribution" subject to Internal Revenue Service ("IRS") limitations. The Company's matching contributions (defined as fifty percent of the Basic Contribution subject to IRS limitations) are invested in Fund 5.

     Participants can change the allocation of their savings contributions in these five funds not more than once monthly, or they can discontinue, increase, or decrease their savings participation rate within the 1 to 15 percent contribution levels permitted by the Plan, by giving at least thirty
(30) days written notice, prior to the end of a calendar quarter.

     Participant accounts -

     Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocation of Plan earnings. Plan earnings are allocated by fund in proportion to the participant's balances in each fund. Administrative expenses are allocated equally to each participant.

     Vesting -

     Participants are fully vested in all amounts reflected in their accounts.

     Distribution of benefits -

     Benefits are payable to participants or to a designated beneficiary only at the time of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with IRS guidelines for such withdrawals.

     Distribution of a participant's account balance depends largely on the value of the account and the Fund from which the distribution is paid. If the account balance is $3,500 or less, the distribution is lump-sum cash. If the account balance is greater than $3,500, the participant has the option to defer receipt in accordance with the Plan or take a lump-sum cash payment. In either case, with certain requirements, the participant may elect to roll all or a portion of such distribution to a qualified retirement plan. In addition, Funds 1 through 4 are distributed in cash only, and are based on the account balances as of the date the distribution is processed. For Fund 5, the participant determines whether the form of distribution will be either the shares of the Company's common stock with uninvested amounts in cash or in a lump-sum cash distribution. The market value of the Company's common stock at the date the shares are sold for cash is used to determine the amount of the distribution. The amount allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan for the Plan years ended December 31, 1995 and 1994 was less than 2% of net assets available for benefits for each of the two years.

     The Company may terminate the Plan at any time by appropriate resolution of its board of directors. If the Plan is so terminated, all amounts credited to the accounts of each participant shall be paid after payment of all appropriate expenses.

(2)  Summary of significant accounting policies -
- -----------------------------------------------

     The assets of the Plan are reflected at quoted market value, if available. Investments that have no quoted market price are shown at cost which approximates estimated market value. Investments in guaranteed and other investment contracts are reported at contract value.

     The financial statements are presented on the accrual basis whereby interest and dividend income are recognized as earned and expenses are recorded as incurred.

(3)  Guaranteed and other investment contracts -
- ----------------------------------------------

     Investments in guaranteed and other investment contracts are fully benefit-responsive, and therefore, are reported at contract value which represents the principal balance of the investment contracts plus accrued interest at the stated contract rate (the crediting interest rate), less payments received and contract charges by the insurance company. A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by Plan participants under terms of the ongoing Plan. The fair value of these investments was $53,254,053 and $45,672,141 as of December 31, 1995 and 1994,
respectively. The crediting interest rate for the guaranteed investment contracts is established at the time of the purchase of the contract and does not vary throughout the duration of the contract. The crediting interest rate of the other investment contracts is reset on a quarterly basis based upon the terms of the contract and the performance of the underlying assets; however, the minimum crediting interest rate is zero under these contracts. As of December 31, 1995 and 1994, the crediting interest rate for the Guaranteed Investment Contract Fund was 6.46% and 6.45%, respectively. The average yields of this fund were 6.76% and 6.81% for the years ended December 31, 1995 and 1994, respectively. There are limitations on returns of certain of the guaranteed and other investment contracts upon certain changes to the Plan's provisions or upon the termination or partial termination of the investment contracts by the Company or Fidelity.

(4)  Federal income taxes -
- -------------------------

     The Plan obtained its latest determination letter on October 7, 1988, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRS Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS Code and that the Plan is qualified and the related trust is tax-exempt. Neither the Company's contributions nor the income of the trust fund are taxable to the participants prior to distribution.

(5)  Investments -
- ----------------

     Investments that represent 5% or more of the Plan's net assets are separately identified in the following table.

                      -------------------------------------------------
                         December 31, 1995         December 31, 1994
                      -------------------------------------------------
                      Number of                  Number of
                       Shares     Fair Value/     Shares   Fair Value/
                         or        Contract         or      Contract
                        Units       Value          Units     Value
                      -----------------------   -----------------------
Common Stock of
  Browning-Ferris
  Industries, Inc.    3,421,261  $100,499,553   3,088,468  $ 87,635,287
                                 ------------              ------------
Equity Investment Funds -
  Fidelity Growth
   and Income
   Portfolio          1,657,124    44,825,201   1,362,280    28,730,491
  Fidelity Balanced
   Fund               2,169,317    29,329,172   1,979,803    24,331,779
  Fidelity Growth
   Company Fund       1,038,498    37,687,087     811,382    22,118,278
                                 ------------              ------------
                                  111,841,460                75,180,548
                                 ------------              ------------
Short Term Investment
 Funds                              2,159,729                   272,123
                                 ------------              ------------
Guaranteed Investment
  Contracts                        46,497,123                46,666,648
                                 ------------              ------------
Other Investment Contracts          5,107,006                        --
                                 ------------              ------------
       Total                     $266,104,871              $209,754,606
                                 ============              ============

     During 1995 and 1994, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                        ------------------------------
                                            1995              1994
                                        ------------      ------------
 Common Stock of Browning-Ferris
   Industries, Inc.                     $ 2,274,127       $ 6,997,699

 Equity Investment Funds                 19,280,088        (4,852,036)
                                        -----------       -----------
      Net Appreciation                  $21,554,215       $ 2,145,663
                                        ===========       ===========

(6)  Reconciliation of Financial Statements to IRS Form 5500 -
- --------------------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements to the IRS Form 5500 as of December 31, 1995:

  Net assets available for
    benefits per the financial
    statements                           $270,467,414
  Difference between fair
    value and contract value
    of investment contracts                 1,649,924
                                         ------------

  Net assets available for
    benefits per the IRS Form 5500       $272,117,338
                                         ============

(7)  Allocation to investment programs -
- ----------------------------------------

     The following schedules reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment programs for the respective periods:

- ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                             DECEMBER 31, 1995
- ----------------------------------------------------------------------------
                                    Fund 1                       Fund 3
                                  Guaranteed      Fund 2        Fidelity
                                  Investment     Fidelity      Growth and
                                   Contract      Balanced        Income
                                     Fund          Fund        Portfolio
- ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $        --   $        --
    Equity investment funds                --    29,329,172    44,825,201
    Other investments               2,159,729            --            --
                                  -----------   -----------   -----------
                                    2,159,729    29,329,172    44,825,201
  Investments, at contract value -
    Guaranteed investment
      contracts                    46,497,123            --            --
    Other investment contracts      5,107,006            --            --
                                  -----------   -----------   -----------
                                   53,763,858    29,329,172    44,825,201
                                  -----------   -----------   -----------
  Receivables -
    Employer contribution                  --            --            --
    Employee contributions            679,067       418,867       646,352
    Dividends receivable                   --            --            --
                                  -----------   -----------   -----------
                                      679,067       418,867       646,352
                                  -----------   -----------   -----------
                                   54,442,925    29,748,039    45,471,553
                                  -----------   -----------   -----------
LIABILITIES:
  Accrued expenses                     54,644         6,471         4,969
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $54,388,281   $29,741,568   $45,466,584
                                  ===========   ===========   ===========





(Remaining Funds and Total on following page.)

- ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                       DECEMBER 31, 1995 (Continued)
- ----------------------------------------------------------------------------
                                    Fund 4
                                   Fidelity        Fund 5
                                    Growth          BFI
                                   Company         Common
                                     Fund          Stock (A)     Total
- ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $100,499,553   $100,499,553
    Equity investment funds        37,687,087             --    111,841,460
    Other investments                      --             --      2,159,729
                                  -----------   ------------   ------------
                                   37,687,087    100,499,553    214,500,742
  Investments, at contract value -
    Guaranteed investment
      contracts                            --             --     46,497,123
    Other investment contracts             --             --      5,107,006
                                  -----------   ------------   ------------
                                   37,687,087    100,499,553    266,104,871
                                  -----------   ------------   ------------
  Receivables -
    Employer contribution                  --        983,793        983,793
    Employee contributions            637,578        485,322      2,867,186
    Dividends receivable                   --        580,392        580,392
                                  -----------   ------------   ------------
                                      637,578      2,049,507      4,431,371
                                  -----------   ------------   ------------
                                   38,324,665    102,549,060    270,536,242
                                  -----------   ------------   ------------


LIABILITIES:
  Accrued expenses                      1,784            960         68,828
                                  -----------   ------------   ------------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $38,322,881   $102,548,100   $270,467,414
                                  ===========   ============   ============











((A) on following page)

- ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                       DECEMBER 31, 1995 (Continued)
- ----------------------------------------------------------------------------

(A) The following table separately identifies participant-directed and non participant-directed Net Assets Available for Benefits of Fund 5:

                                                   Non
                                 Participant-  Participant-
                                   Directed      Directed       Total
                                 ------------  ------------  ------------
ASSETS:
  Common stock of Browning-
    Ferris Industries, Inc.      $34,899,622   $65,599,931   $100,499,553
  Contributions receivable           485,322       983,793      1,469,115
  Dividends receivable               202,075       378,317        580,392
                                 -----------   -----------   ------------
                                  35,587,019    66,962,041    102,549,060
                                 -----------   -----------   ------------
LIABILITIES:
  Accrued expenses                       960            --            960
                                 -----------   -----------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS (Fund 5)              $35,586,059   $66,962,041   $102,548,100
                                 ===========   ===========   ============

- ---------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                             DECEMBER 31, 1994
- ----------------------------------------------------------------------------
                                    Fund 1                       Fund 3
                                  Guaranteed      Fund 2        Fidelity
                                  Investment     Fidelity      Growth and
                                   Contract      Balanced        Income
                                     Fund          Fund        Portfolio
- ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $        --   $        --
    Equity investment funds                --    24,331,779    28,730,491
    Other investments                 272,123            --            --
                                  -----------   -----------   -----------
                                      272,123    24,331,779    28,730,491
  Investments, at contract value -
    Guaranteed investment
      contracts                    46,666,648            --            --
                                  -----------   -----------   -----------
                                   46,938,771    24,331,779    28,730,491
                                  -----------   -----------   -----------
  Receivables -
    Employer contribution                  --            --            --
    Employee contributions            962,900       571,873       738,358
    Dividends receivable                   --            --            --
                                  -----------   -----------   -----------
                                      962,900       571,873       738,358
                                  -----------   -----------   -----------
                                   47,901,671    24,903,652    29,468,849
                                  -----------   -----------   -----------
LIABILITIES:
  Accrued expenses                     74,338        14,455         9,292
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $47,827,333   $24,889,197   $29,459,557
                                  ===========   ===========   ===========














(Remaining Funds and Total on following page.)

- ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                       DECEMBER 31, 1994 (Continued)
- ----------------------------------------------------------------------------
                                    Fund 4
                                   Fidelity        Fund 5
                                    Growth          BFI
                                   Company         Common
                                     Fund         Stock (A)       Total
- ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $87,635,287   $ 87,635,287
    Equity investment funds        22,118,278            --     75,180,548
    Other investments                      --            --        272,123
                                  -----------   -----------   ------------
                                   22,118,278    87,635,287    163,087,958
  Investments, at contract value -
    Guaranteed investment
      contracts                            --            --     46,666,648
                                  -----------   -----------   ------------
                                   22,118,278    87,635,287    209,754,606
                                  -----------   -----------   ------------
  Receivables -
    Employer contribution                  --     1,236,362      1,236,362
    Employee contributions            630,943       611,176      3,515,250
    Dividends receivable                   --       526,355        526,355
                                  -----------   -----------   ------------
                                      630,943     2,373,893      5,277,967
                                  -----------   -----------   ------------
                                   22,749,221    90,009,180    215,032,573
                                  -----------   -----------   ------------
LIABILITIES:
  Accrued expenses                      3,097         2,065        103,247
                                  -----------   -----------   ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                    $22,746,124   $90,007,115   $214,929,326
                                  ===========   ===========   ============














((A) on following page)

- ---------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                         DECEMBER 31, 1994 (Continued)
- ----------------------------------------------------------------------------

(A) The following table separately identifies participant-directed and non participant-directed Net Assets Available for Benefits of Fund 5:

                                                    Non
                                  Participant-  Participant-
                                    Directed      Directed       Total
                                  ------------  ------------  -----------
ASSETS:
  Common stock of Browning-
    Ferris Industries, Inc.       $31,085,546   $56,549,741   $87,635,287
  Contributions receivable            611,176     1,236,362     1,847,538
  Dividends receivable                186,610       339,745       526,355
                                  -----------   -----------   -----------
                                   31,883,332    58,125,848    90,009,180
                                  -----------   -----------   -----------
LIABILITIES:
  Accrued expenses                      2,065            --         2,065
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS (Fund 5)               $31,881,267   $58,125,848   $90,007,115
                                  ===========   ===========   ===========

- ---------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                        YEAR ENDED DECEMBER 31, 1995
- ----------------------------------------------------------------------------
                                        Fund 1                    Fund 3
                                      Guaranteed     Fund 2       Fidelity
                                      Investment    Fidelity     Growth and
                                       Contract     Balanced       Income
                                         Fund         Fund       Portfolio
- ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments         $        --   $ 2,545,906  $ 8,932,314
      Interest income                  3,316,942            --           --
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                      --            --           --
      Dividends & gain distributions
        on equity investments                 --     1,181,148    2,125,182
                                     -----------   -----------  -----------
                                       3,316,942     3,727,054   11,057,496
                                     -----------   -----------  -----------
    Contributions -
      Employer                                --            --           --
      Employee                         9,652,974     5,075,921    6,961,129
                                     -----------   -----------  -----------
                                       9,652,974     5,075,921    6,961,129
                                     -----------   -----------  -----------
        Total additions               12,969,916     8,802,975   18,018,625
                                     -----------   -----------  -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                     5,816,523     2,280,085    2,718,736
    Administrative expenses              173,490        30,645       22,233
                                     -----------   -----------  -----------
        Total deductions               5,990,013     2,310,730    2,740,969
                                     -----------   -----------  -----------
TRANSFERS BETWEEN FUNDS                 (418,955)   (1,639,874)     729,371
                                     -----------   -----------  -----------
    Net increase                       6,560,948     4,852,371   16,007,027

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                 47,827,333    24,889,197   29,459,557
                                     -----------   -----------  -----------
    End of year                      $54,388,281   $29,741,568  $45,466,584
                                     ===========   ===========  ===========


(Remaining Funds and Total on following page.)

- ----------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                   YEAR ENDED DECEMBER 31, 1995 (Continued)
- ---------------------------------------------------------------------------
                                        Fund 4
                                       Fidelity      Fund 5
                                        Growth         BFI
                                       Company       Common
                                         Fund      Stock (A)        Total
- ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments       $ 7,801,868   $ 2,274,127   $ 21,554,215
      Interest income                       --            --      3,316,942
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                    --     2,257,672      2,257,672
      Dividends & gain distributions
        on equity investments        1,694,757            --      5,001,087
                                   -----------  ------------   ------------
                                     9,496,625     4,531,799     32,129,916
                                   -----------  ------------   ------------
    Contributions -
      Employer                              --    10,886,898     10,886,898
      Employee                       6,480,673     5,656,244     33,826,941
                                   -----------  ------------   ------------
                                     6,480,673    16,543,142     44,713,839
                                   -----------  ------------   ------------
        Total additions             15,977,298    21,074,941     76,843,755
                                   -----------  ------------   ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                   2,266,657     7,982,024     21,064,025
    Administrative expenses              8,049         7,225        241,642
                                   -----------  ------------   ------------
        Total deductions             2,274,706     7,989,249     21,305,667
                                   -----------  ------------   ------------
TRANSFERS BETWEEN FUNDS              1,874,165      (544,707)            --
                                   -----------  ------------   ------------
    Net increase                    15,576,757    12,540,985     55,538,088

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year               22,746,124    90,007,115    214,929,326
                                   -----------  ------------   ------------
    End of year                    $38,322,881  $102,548,100   $270,467,414
                                   ===========  ============   ============


((A) on following page)

- ---------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                   YEAR ENDED DECEMBER 31, 1995 (Continued)
- ---------------------------------------------------------------------------

(A) The following table separately identifies participant-directed and non participant-directed Changes in Net Assets Available for Benefits of Fund 5:

                                                    Non
                                  Participant-  Participant-
                                    Directed      Directed       Total
                                  ------------  ------------  -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation in fair
        value of investments      $   907,167   $ 1,366,960   $  2,274,127
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.              790,038     1,467,634      2,257,672
                                  -----------   -----------   ------------
                                    1,697,205     2,834,594      4,531,799
                                  -----------   -----------   ------------
    Contributions                   5,656,244    10,886,898     16,543,142
                                  -----------   -----------   ------------
      Total additions               7,353,449    13,721,492     21,074,941
                                  -----------   -----------   ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants   3,101,571     4,880,453      7,982,024
    Administrative expenses             2,379         4,846          7,225
                                  -----------   -----------   ------------
      Total deductions              3,103,950     4,885,299      7,989,249
                                  -----------   -----------   ------------

TRANSFERS BETWEEN FUNDS              (544,707)           --       (544,707)
                                  -----------   -----------   ------------
    Net increase                    3,704,792     8,836,193     12,540,985

NET ASSETS AVAILABLE FOR
  BENEFITS:

    Beginning of year              31,881,267    58,125,848     90,007,115
                                  -----------   -----------   ------------
    End of year                   $35,586,059   $66,962,041   $102,548,100
                                  ===========   ===========   ============

- ---------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                        YEAR ENDED DECEMBER 31, 1994
- ----------------------------------------------------------------------------
                                        Fund 1                    Fund 3
                                      Guaranteed     Fund 2       Fidelity
                                      Investment    Fidelity     Growth and
                                       Contract     Balanced       Income
                                         Fund         Fund       Portfolio
- ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments       $        --   $(2,066,662) $(1,456,527)
      Interest income                2,874,198            --           --
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                    --            --           --
      Dividends & gain distributions
        on equity investments               --       759,392    2,045,885
                                   -----------   -----------  -----------
                                     2,874,198    (1,307,270)     589,358
                                   -----------   -----------  -----------
    Contributions -
      Employer                              --            --           --
      Employee                       8,429,379     4,717,517    5,672,027
                                   -----------   -----------  -----------
                                     8,429,379     4,717,517    5,672,027
                                   -----------   -----------  -----------
        Total additions             11,303,577     3,410,247    6,261,385
                                   -----------   -----------  -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                   4,766,348     2,248,528    1,985,071
    Administrative expenses            218,537        41,588       25,761
                                   -----------   -----------  -----------
        Total deductions             4,984,885     2,290,116    2,010,832
                                   -----------   -----------  -----------
TRANSFERS BETWEEN FUNDS                 77,197      (351,023)     189,865
                                   -----------   -----------  -----------
    Net increase                     6,395,889       769,108    4,440,418

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year               41,431,444    24,120,089   25,019,139
                                   -----------   -----------  -----------
    End of year                    $47,827,333   $24,889,197  $29,459,557
                                   ===========   ===========  ===========


(Remaining Funds and Total on following page.)

- ---------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                   YEAR ENDED DECEMBER 31, 1994 (Continued)
- ---------------------------------------------------------------------------
                                        Fund 4
                                       Fidelity       Fund 5
                                        Growth         BFI
                                       Company       Common
                                         Fund       Stock (A)      Total
- ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments       $(1,328,847)  $ 6,997,699   $  2,145,663
      Interest income                       --            --      2,874,198
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                    --     2,016,375      2,016,375
      Dividends & gain distributions
        on equity investments          869,329            --      3,674,606
                                   -----------   -----------   ------------
                                      (459,518)    9,014,074     10,710,842
                                   -----------   -----------   ------------
    Contributions -
      Employer                              --     9,728,505      9,728,505
      Employee                       4,996,447     4,964,273     28,779,643
                                   -----------   -----------   ------------
                                     4,996,447    14,692,778     38,508,148
                                   -----------   -----------   ------------
        Total additions              4,536,929    23,706,852     49,218,990
                                   -----------   -----------   ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                   1,539,629     6,849,601     17,389,177
    Administrative expenses              9,052         2,827        297,765
                                   -----------   -----------   ------------
        Total deductions             1,548,681     6,852,428     17,686,942
                                   -----------   -----------   ------------
TRANSFERS BETWEEN FUNDS                347,895      (263,934)            --
                                   -----------   -----------   ------------
    Net increase                     3,336,143    16,590,490     31,532,048

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year               19,409,981    73,416,625    183,397,278
                                   -----------   -----------   ------------
    End of year                    $22,746,124   $90,007,115   $214,929,326
                                   ===========   ===========   ============


((A) on following page)

- ---------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                   YEAR ENDED DECEMBER 31, 1994 (Continued)
- ---------------------------------------------------------------------------

(A) The following table separately identifies participant-directed and non participant-directed Changes in Net Assets Available for Benefits of Fund 5:

                                                    Non
                                  Participant-  Participant-
                                    Directed      Directed       Total
                                  ------------  ------------  -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation in fair
        value of investments      $ 2,582,557   $ 4,415,142   $ 6,997,699
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.              720,305     1,296,070     2,016,375
                                  -----------   -----------   -----------
                                    3,302,862     5,711,212     9,014,074
                                  -----------   -----------   -----------
    Contributions                   4,964,273     9,728,505    14,692,778
                                  -----------   -----------   -----------
      Total additions               8,267,135    15,439,717    23,706,852
                                  -----------   -----------   -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants   2,837,766     4,011,835     6,849,601
    Administrative expenses             2,207           620         2,827
                                  -----------   -----------   -----------
      Total deductions              2,839,973     4,012,455     6,852,428
                                  -----------   -----------   -----------

TRANSFERS BETWEEN FUNDS              (263,934)           --      (263,934)
                                  -----------   -----------   -----------
    Net increase                    5,163,228    11,427,262    16,590,490

NET ASSETS AVAILABLE FOR
  BENEFITS:

    Beginning of year              26,718,039    46,698,586    73,416,625
                                  -----------   -----------   -----------
    End of year                   $31,881,267   $58,125,848   $90,007,115
                                  ===========   ===========   ===========

                                                                    SCHEDULE I
                                                                  ----------
                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995
- -----------------------------------------------------------------------------
                                     Number of      Cost/
                                     Shares or    Contract      Current
Identity of Issue/Description          Units       Value         Value
- ----------------------------------------------------------------------------
Common Stock of Browning-Ferris
  Industries, Inc. *                3,421,261  $ 85,222,264   $100,499,553
                                               ------------   ------------
Equity Investment Funds:
  Fidelity Growth and Income
    Portfolio *                     1,657,124    36,139,090     44,825,201
  Fidelity Balanced Fund *          2,169,317    27,656,893     29,329,172
  Fidelity Growth Company Fund *    1,038,498    30,894,102     37,687,087
                                               ------------   ------------
    Total Equity Investment Funds                94,690,085    111,841,460
                                               ------------   ------------
Guaranteed Investment Contracts (a):
  Protective Life GIC,
    01/31/98, 7.58%                               2,457,334      2,564,160
  CNA Insurance Company GIC,
    01/31/98, 7.59%                               3,266,045      3,402,001
  Metropolitan Life Insurance GIC,
    04/30/96, 8.10%                               3,597,060      3,629,106
  Pacific Mutual Life Insurance GIC,
    08/29/97, 6.32%                               2,459,357      2,496,341
  Lincoln National Life Insurance GIC,
    04/30/97, 6.55%                               3,666,075      3,723,495
  Peoples Security Life GIC,
    04/30/98, 4.60%                               2,204,038      2,165,916
  Provident Life GIC,
    04/30/98, 4.59%                               1,990,147      1,940,212
  Sun Life of Canada GIC,
    01/31/98, 5.72%                               3,417,796      3,445,679
  John Hancock Mutual GIC,
    03/31/99, 7.68%                               4,022,187      4,300,449
  Combined Insurance GIC,
    07/30/98, 7.76%                               3,545,491      3,752,767
  New York Life GIC,
    07/30/99, 7.13%                               5,234,435      5,535,452
  Principal Mutual GIC,
    01/31/2000, 7.15%                             3,783,628      4,019,955
  Safeco Life Insurance GIC,
    10/30/98, 6.18%                               2,724,946      2,775,653
  Sunamerica Life Insurance GIC,
    07/30/97, 7.00%                               2,615,184      2,675,390
  Transamerican Life & Annuity GIC,
    01/31/2000, 6.08%                             1,513,400      1,539,343
                                               ------------   ------------
    Total Guaranteed Investment
      Contracts                                  46,497,123     47,965,919
                                               ------------   ------------

                                                                    SCHEDULE I
                                                                  ----------


                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995 (Continued)
- -----------------------------------------------------------------------------
                                     Number of      Cost/
                                     Shares or    Contract      Current
Identity of Issue/Description          Units       Value         Value
- ----------------------------------------------------------------------------
Other Investment Contracts (a):

  Peoples Security Life Asset
    Backed Security, 07/07/98                     2,712,898      2,798,037
  Peoples Security Life Mortgage
    Backed Security, 11/15/2000                   2,394,108      2,490,097
                                               ------------   ------------
                                                  5,107,006      5,288,134
                                               ------------   ------------
Other Investments:

  Fidelity Short Term
    Investment Fund *                             2,159,729      2,159,729
                                               ------------   ------------
    Total Assets Held for
      Investment Purposes                      $233,676,207   $267,754,795
                                               ============   ============




  *  Party in Interest

 (a) These amounts are recorded at contract value in the accompanying financial statements.

                                                                   SCHEDULE II
                                                                  -----------

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

     The following table presents series of transactions which were greater than 5% of the Plan's assets as of January 1, 1995:



                        Purchase      Selling       Cost of
Description           Price *(a)    Price * (a)      Asset       Net Gain
- -----------           -----------   -----------   -----------   -----------

Common Stock of
  Browning-Ferris
  Industries, Inc.    $21,008,041   $10,417,821   $ 8,210,031   $2,207,790

Fidelity Balanced
  Fund                  6,711,212     4,259,726     4,180,223       79,503

Fidelity Growth and
  Income Portfolio     11,209,630     4,047,234     3,577,878      469,356

Fidelity Growth
  Company Fund         10,907,786     3,140,846     2,735,218      405,628

Fidelity Short Term
  Investment Fund      33,974,742    32,148,686    32,148,686          --






   * Expenses incurred are netted against purchase/selling price, as applicable.

  (a) Amounts represent current value at the date of transaction.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 20, 1996 included in this Annual Report on Form 11-K, into the Browning-Ferris Industries, Inc. previously filed Form S-8 Registration Statement File No. 33-56583.





ARTHUR ANDERSEN LLP

Houston, Texas
June 20, 1996

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee, which administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BFI EMPLOYEE STOCK OWNERSHIP
                                                   AND SAVINGS PLAN



June 20, 1996                                    /s/ Gerald K. Burger
                                           ---------------------------------
                                                   Gerald K. Burger


                                                 /s/ Jeffrey E. Curtiss
                                           ---------------------------------
                                                   Jeffey E. Curtiss


                                                  /s/ Ronald E. Long
                                           ---------------------------------
                                                    Ronald E. Long


                                                 /s/ J. Gregory Muldoon
                                           ---------------------------------
                                                   J. Gregory Muldoon


                                                   /s/ Bruce E. Ranck
                                           ---------------------------------
                                                     Bruce E. Ranck


                                                 /s/ Craig W. Wasserman
                                           ---------------------------------
                                                   Craig W. Wasserman


             The Members of the Benefits Administration Committee